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                            May 16, 2023

       Garth Hankinson
       Chief Financial Officer
       Constellation Brands, Inc.
       207 High Point Drive, Building 100
       Victor, New York 14564

                                                        Re: Constellation
Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 28, 2022
                                                            Filed April 21,
2022
                                                            Form 8-K
                                                            Filed April 7, 2022
                                                            Form 8-K
                                                            Filed April 6, 2023
                                                            Response Letter
Dated March 9, 2023
                                                            File No. 001-08495

       Dear Garth Hankinson:

              We have reviewed your March 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 27, 2023 letter.

       Form 8-K filed April 6, 2023

       Exhibit 99.1, page 1

   1. We note your response to prior comment 2 and the revisions to your disclosures related to
                                                        Consolidated EBIT. We
also note in the tabular presentation on page 1 of your recent earnings release you
present Comparable EBIT and indicate Reported EBIT is N/A;
                                                        however, it is not
clear why Reported EBIT is N/A. It is also not clear your current presentation complies
with Item 10(e)(1)(i)(A) of Regulation S-K. Please revise future
 Garth Hankinson
FirstName  LastNameGarth
Constellation Brands, Inc. Hankinson
Comapany
May        NameConstellation Brands, Inc.
     16, 2023
May 16,
Page 2 2023 Page 2
FirstName LastName
         filings to address the following:
             Revise the tabular presentation on page 1 to present Reported EBIT, calculated based on the applicable amounts presented on the face of your GAAP statements of operations, or present the most directly comparable GAAP measure;
             Ensure any amount you identify as EBIT, for example on page 13, represents EBIT, calculated based on the applicable amounts presented on the face of your GAAP statements of operations and as required by the guidance in Question 103.01 of the
              Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
              GAAP Financial Measures; and
             Revise the footnote to the table on page 1 to clearly indicate Comparable and Organic amounts represent non-GAAP financial measures.
2. We note your responses to prior comments 4 and 5 and your revised disclosures related to comparable adjustments; however, we also note the most material comparable adjustments, related to the financial statement line item Income
(loss) from
         unconsolidated investments, have not been appropriately quantified and explained as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please provide us, and revise future filings to address, the following:
             Separately quantify and discuss each adjustment needed to
reconcile Canopy   s
              Reported equity earnings (losses) and Canopy   s Comparable
equity earnings
              (losses) on pages 3 or 16, similar to your presentation of comparable adjustments related to gross profit and operating income;
             Separately quantify and more fully discuss each adjustment included in the comparable adjustments related to the financial statement line item Income (loss)
              from unconsolidated investments on page 14, similar to your presentation of comparable adjustments related to gross profit and operating income; and
             Consider revising the titles of the non-GAAP financial measures you identify as
              Diluted EPS Excluding Canopy, Comparable basis excluding Canopy EIE, and
              Comparable EPS, excluding Canopy EIE, since it appears the current titles may be confusing as several other non-GAAP financial measures you present, including
              Comparable Net income (loss) attributable to CBI, Comparable EBIT, and
              Comparable Diluted net income (loss) per share (EPS), also exclude material losses related to Canopy.
         This comment is also applicable to non-GAAP disclosures in future annual and quarterly exchange act filings.
 Garth Hankinson
Constellation Brands, Inc.
May 16, 2023
Page 3

     You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell, Staff Accountant at 202-551-3709 with any questions.



FirstName LastNameGarth Hankinson                     Sincerely,
Comapany NameConstellation Brands, Inc.
                                                      Division of Corporation
Finance
May 16, 2023 Page 3                                   Office of Manufacturing
FirstName LastName